UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-233354) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2022

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya

Name:	Makoto Umemiya
Title:	Deputy President & Senior Executive Officer / Group CFO

May 20, 2022

To whom it may concern:

Company name:	Mizuho Financial Group, Inc.
Representative:	Masahiro Kihara, President & CEO
Head Office:	1-5-5 Otemachi, Chiyoda-ku, Tokyo
Stock Code Number:	8411 (Prime Market of the Tokyo Stock Exchange)

Notice Concerning Introduction of the Board Benefit Trust (BBT)

in Connection with the Expansion of the scope of the Board Benefit Program

Mizuho Financial Group, Inc. (the “Company”) has introduced the Stock Compensation Program ( the “current Program”) for directors (excluding outside directors), executive officers as defined in the Companies Act and executive officers as defined in our internal regulations of the Company, as well as directors and executive officers as defined in our internal regulations of the Company’s subsidiaries, Mizuho Bank Co., Ltd., Mizuho Trust & Banking Co., Ltd. and Mizuho Securities Co., Ltd., (For details of the current Program, please refer to “Notice Concerning Introduction of New Performance-Based Stock Compensation Program for Company Group Officers” dated May 15, 2015, “Notice Concerning Introduction (and Details) of Performance-Based Stock Compensation Program” dated July 15, 2016 and “Notice Concerning Revision of the Stock Compensation Program and Additional Contribution to the Board Benefit Trust (BBT) for Directors and Officers” dated July 13, 2018.).

The Company has decided to introduce the Board Benefit Trust (BBT) for Operating Officers of the Company and certain consolidated subsidiaries through the Board Benefit Program (the “Program”) through a trust structure similar to the current Program. The details of the Program, such as the time that the trust will be established, the time that the shares will be acquired and the total number of shares to be acquired, were determined today as follows:

1.	Background to the Expansion of the scope of the Board Benefit Program

The Company and certain consolidated subsidiaries adopted the Operating Officers system on July 1, 2021.

The Company has decided to expand the scope of the Board Benefit Program to Operating Officers with the aim of functioning as an incentive for Operating Officers to exert maximum effort in performing their duties, and also as consideration for such effort that contributes to creating value for diverse stakeholders and realizing improved corporate value through the continuous and stable growth of the Company Group pursuant to the Company’s basic management policy defined under the Mizuho Financial Group’s Corporate Identity.

2.	Summary of the Program

(1) Scope of the Program

The Program will apply to Operating Officers of the Company, Mizuho Bank Co., Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Securities Co., Ltd. and Mizuho Research & Technologies Co., Ltd.

(2) Summary of the Program

The Program will adopt a system called the “Board Benefit Trust (BBT)” framework, which is the same as the current program. The Company’s shares will be distributed based on factors including responsibilities and the business performance of the Company Group. The shares are to be awarded in lump-sum and deferred to the following year, which will be subject to reduction or forfeiture depending on the company and the individual’s business performance, etc.

Furthermore, voting rights pertaining to the Company’s shares belonging to the trust assets under the trust (the “Trust”) to be newly established in relation to the Program shall not be exercised uniformly in accordance with the instructions from the trust administrator.

3.	Summary of the Trust

(1) Name:	Board Benefit Trust

(2) Entrustor:	The Company

(3) Trustee:	Mizuho Trust & Banking Co., Ltd. (Re-trustee: Custody Bank of Japan, Ltd.)

(4) Beneficiaries:	Operating Officers of the Company, Mizuho Bank Co., Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Securities Co., Ltd. and Mizuho Research & Technologies Co., Ltd. who have satisfied the requirements for benefits set forth in the Stock Benefits Regulations.

(5) Trust administrator:	A third party that has no conflict of interest with the Company is to be selected

(6) Type of trust:	Money held in trust other than in the form of a monetary trust (third party beneficiary trust)

(7) Date of execution of the trust agreement:	May 27, 2022 (scheduled)

(8) Date on which funds are entrusted	May 27, 2022 (scheduled)

(9) Period of the trust:	From May 27, 2022 (scheduled) until the completion of the trust (no termination date will be set as the trust continues for as long as the Program itself continues)

4.	Details of the Company’s Shares to be acquired under the Trust

(1) Type of shares to be acquired: Common stock of the Company

(2) Amount of funds entrusted to acquire the shares: JPY 1,200,000,000 (planned)

(3) Maximum number of shares to be acquired: 808,000 shares

(4) Method of acquiring shares: From the stock market

(5) Period of acquiring shares: From May 27, 2022 (scheduled) to June 3, 2022 (scheduled)

Contact: Mizuho Financial Group, Inc. Corporate Communications Department Public Relations Office Tel. 81-3-5224-2026